Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

August 3, 2017

Item 3News Release

The news release was disseminated on August 4, 2017 by way of the facilities of Marketwired.  Copies were also filed on sedar with the applicable securities commissions.

Item 4Summary of Material Change

The Company announced the closing of a non-brokered private placement and the appointment of a new Chief Financial Officer.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

The Company announces today it has closed the first tranche of the non-brokered private placement for a total of 1,326,667 units (the “Units”) of the Company at a price of $0.15 per Unit for gross of approximately CDN$199,000.00.

Each Unit consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder thereof to purchase one (1) additional common share on or before August 3, 2022 at a price of CDN$0.20 per Common Share.  Insiders of the Company subscribed for 166,667 Units.  The insider private placements are exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 ("MI 61-101") by virtue of the exemptions contain in section 5.5(b) and 5.7(1) (b) of MI 61-101.

The warrants are subject to an accelerated exercise provision whereby in the event the closing price of the Company’s common shares trades at $0.25 or higher for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release that the warrants shall expire on the date that is 30 days from the date notice is given.  The securities issued are subject to a 4 month hold period that expires on December 4, 2017.

The proceeds will be used toward ongoing operational expenses and for general corporate purposes.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Sukhwinder Rai, Chief Executive Officer and Director

Business Telephone:604 687 2038

Facsimile:604 687 3141

Item 9Date of Report

August 4, 2017